                                                   ----------------------------
                                                          OMB APPROVAL
                                                   ----------------------------
                       UNITED STATES               OMB Number: 3235-0145
            SECURITIES AND EXCHANGE COMMISSION     Expires: December 31,
                   WASHINGTON, D.C. 20549          1997
                                                   Estimated average burden
                                                   hours per form . . . . 14.90
                       SCHEDULE 13D                ----------------------------



           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      EarthLink, Inc.
-------------------------------------------------------------------------------
                     (Name of Issuer)

         Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
             (Title of Class of Securities)

                     270321 10 2
        ------------------------------------------
                   (CUSIP Number)

Kimberley E. Thompson, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
-------------------------------------------------------------------------------
                  West Point, GA 31833 (706) 645-8139
                  -----------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                   February 4, 2000
  ---------------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) through (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                              ---------------------------
CUSIP No. 270321 10 2                              Page  2  of  10  Pages
          -----------                                   ---    ----
---------------------                              ---------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ITC Holding Company, Inc.

-----------------------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a)  [ ]
       N/A                                                                                                                (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO

-----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                      [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF                 -0-

                            -------------------------------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY         8     SHARED VOTING POWER
         OWNED BY                 10,648,134

                            -------------------------------------------------------------------------------------------------------
           EACH
        REPORTING           9     SOLE DISPOSITIVE POWER
          PERSON                  -0-

                            -------------------------------------------------------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
           WITH                   10,648,134

-----------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,648,134

-----------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                   [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.1%

-----------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      HC

-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------                    -------------------------------
CUSIP No. 270321 10 2                          Page   3   of   10    Pages
          -----------                               -----    ------
---------------------------                    -------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ITC Service Company

-----------------------------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
       N/A                                                                                                                (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO

-----------------------------------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                                                     [ ]

-----------------------------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

-----------------------------------------------------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF                 -0-

                            -------------------------------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY         8     SHARED VOTING POWER
         OWNED BY                 10,648,134

                            -------------------------------------------------------------------------------------------------------
           EACH
        REPORTING           9     SOLE DISPOSITIVE POWER
          PERSON                  -0-

                            -------------------------------------------------------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
           WITH                  10,648,134

----------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,648,134

-----------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.1%

-----------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO

-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                      -------------------------------
CUSIP No. 270321 10 2                          Page   4   of   10    Pages
-------------------------                      ------------------------------



Item 1.           Security and Issuer

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of EarthLink, Inc., a Delaware corporation, whose principal offices are located 1430 West Peachtree, Suite 400, Atlanta, Georgia 30309.

Item 2.           Identity and Background

                  ITC Service Company ("ITC Service"), a Delaware corporation and an indirect wholly-owned subsidiary of ITC Holding Company, Inc., a Delaware corporation ("ITC Holding"), directly beneficially owns the Common Stock reported herein, and ITC Holding indirectly beneficially owns such Common Stock. ITC Holding and ITC Service are referred to collectively as the "Reporting Persons."

                  ITC Service provides management services to all entities wholly owned by ITC Holding and provides management consulting to other entities in which ITC Holdings holds an interest. The business address of ITC Service is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Service has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ITC Service. To the knowledge of ITC Service, each of the directors and executive officers listed on Appendix I hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  ITC Holding is a holding company engaged through subsidiaries and other ownership interests in a variety of service businesses, primarily in the telecommunications industry. The business address of ITC Holding is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Holding has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix II hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ITC Holding. To the knowledge of ITC Holding, each of the directors and executive officers listed on Appendix II hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------                          ------------------------------
CUSIP No. 270321 10 2                           Page   5   of   10    Pages
----------------------                          ------------------------------



Item 3.           Source and Amount of Funds or Other Consideration

                  On February 4, 2000, the business combination (the "Merger") of EarthLink Network, Inc., a Delaware corporation ("EarthLink"), and MindSpring Enterprises, Inc., a Delaware corporation ("MindSpring"), was consummated in accordance with the terms of an Agreement and Plan of Reorganization, dated as of September 22, 1999 (the "Agreement"), by and between EarthLink, MindSpring and WWW Holdings, Inc., a Delaware corporation ("Newco"). In the Merger, shares of EarthLink's common stock and MindSpring's common stock each converted into shares of Newco's common stock in accordance with the terms of the Agreement and Newco, as the surviving corporation, changed its name to EarthLink, Inc. (the "Company"). As a result of the Merger, the Reporting Persons, which prior to the Merger were beneficial owners of shares of MindSpring's common stock, became beneficial owners of shares of the Company's Common Stock.

Item 4.           Purpose of Transaction

                  The Reporting Persons acquired and held MindSpring's common stock, which converted into the Company's Common Stock as described in Item 3 above, for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) As of the date of this report, the Reporting Persons beneficially own an aggregate of 10,648,134 shares of the Company's Common Stock which represents approximately 9.1% of the 116.8 million shares of the Company's Common Stock outstanding as of February 4, 2000.

                  (b) The Reporting Persons share power to vote (or to direct vote) and to dispose (or to direct the disposition) of the entire number of shares reported as beneficially owned by the Reporting Persons.

                  (c) Other than the transactions described in Item 3, the Reporting Persons have not, during the past 60 days, effected any Common Stock transactions.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  The following document is filed herewith as an exhibit to this statement:

                  (a)      Joint Filing Agreement.

----------------------                          ------------------------------
CUSIP No. 270321 10 2                           Page   6   of   10    Pages
----------------------                          ------------------------------



Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 14, 2000

ITC HOLDING COMPANY, INC.

  /s/ Kimberley E. Thompson
-------------------------------------------
By:     Kimberley E. Thompson
Title:  Senior Vice President - General Counsel
        and Secretary

ITC SERVICE COMPANY

  /s/ Kimberley E. Thompson
-------------------------------------------
By:     Kimberley E. Thompson
Title:  Senior Vice President - General Counsel
        and Secretary

----------------------                           ------------------------------
CUSIP No. 270321 10 2                            Page   7   of   10    Pages
----------------------                           ------------------------------



                                   APPENDIX I


                   OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY


NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                                PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                                OR EMPLOYMENT
--------------------                                                --------------------


Campbell B. Lanier, III                                             Chairman and Chief Executive Officer
c/o ITC Service Company                                             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III                                               Chief Operating Officer and President
c/o ITC Service Company                                             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams                                                      Senior Vice President - Chief Financial Officer
c/o ITC Service Company                                             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson                                               Senior Vice President - General Counsel and
c/o ITC Service Company                                             Secretary
1239 O.G. Skinner Drive                                             ITC Holding Company, Inc.
West Point, Georgia 31833

George M. Miller, II                                                Senior Vice President - Corporate Development
c/o ITC Service Company                                             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray                                                      Vice President, Controller and
c/o ITC Service Company                                             Assistant Secretary
1239 O.G. Skinner Drive                                             ITC Holding Company, Inc.
West Point, Georgia 31833


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CUSIP No. 270321 10 2                           Page   8   of   10    Pages
----------------------                          ------------------------------


                                   APPENDIX II

                   OFFICERS AND DIRECTORS OF ITC HOLDING, INC.




NAME OF DIRECTOR
OR EXECUTIVE OFFICER                                                PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                                                OR EMPLOYMENT
--------------------                                                --------------------

Campbell B. Lanier, III                                             Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                       ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III                                               Chief Operating Officer and President
c/o ITC Holding Company, Inc.                                       ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams                                                      Senior Vice President - Chief Financial Officer
c/o ITC Holding Company, Inc.                                       ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson                                               Senior Vice President - General Counsel and
c/o ITC Holding Company, Inc.                                       Secretary
1239 O.G. Skinner Drive                                             ITC Holding Company, Inc.
West Point, Georgia 31833

George M. Miller, II                                                Senior Vice President - Corporate Development
c/o ITC Service Company                                             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray                                                      Vice President, Controller and Assistant Secretary
c/o ITC Holding Company, Inc.                                       ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Allen E. Smith                                                      Vice President
c/o ITC Holding Company, Inc.                                       ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833


----------------------                          ------------------------------
CUSIP No. 270321 10 2                           Page   9   of   10    Pages
----------------------                          ------------------------------


J. Smith Lanier, II, Director                                       Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                       J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, Georgia 31833

William T. Parr, Director                                           Vice Chairman
c/o ITC Holding Company, Inc.                                       J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, Georgia 31833

Malcolm C. Davenport, V, Director                                   Certified Public Accountant and
c/o ITC Holding Company, Inc.                                       Attorney
1239 O.G. Skinner Drive
West Point, Georgia 31833

Donald W. Weber, Director                                           Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

O. Gene Gabbard, Director                                           Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

William B. Timmerman, Director                                      Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.                                       SCANA Corporation
1239 O.G. Skinner Drive
West Point, Georgia 31833

Donald W. Burton, Director                                          President
c/o ITC Holding Company, Inc.                                       South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, Georgia 31833

Robert A. Dolson, Director                                          Chairman and President
c/o ITC Holding Company, Inc.                                       National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833


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CUSIP No. 270321 10 2                           Page   10   of   10    Pages
----------------------                          ------------------------------



                                  SCHEDULE 13D

                                  EXHIBIT INDEX

Exhibit 99.1      Joint Filing Agreement